UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month March 2023

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) dated March 8, 2023 entitled “Pyxis Tankers Announces the Sale of Oldest Tanker”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company dated March 14, 2023 entitled “Pyxis Tankers Announces Date for the Release of Fourth Quarter and Year Ended 2022 Results and Related Conference Call & Webcast”.

Attached as Exhibit 99.3 to this Report on Form 6-K is the press release of the Company dated March 16, 2023 entitled “Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2022”.

The information contained in Exhibit 99.1 and Exhibit 99.3 of this report on Form 6-K, except for the commentary of the Company’s Chairman and Chief Executive Officer in each exhibit, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-256167), filed with the U.S. Securities and Exchange Commission on May 14, 2021.

Exhibit Index

Exhibit Number	Document

99.1	Pyxis Tankers Announces Sale of Oldest Product Tanker

99.2	Pyxis Tankers Announces Date for the Release of the Fourth Quarter and Year Ended 2022 Results and Related Conference Call & Webcast

99.3	Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: March 17, 2023	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer